

May 11, 2011

Leong Siak Hung
Chief Executive Officer
Asia Entertainment & Resources Ltd.
Unit 1004, East Town Building
16 Fenwick Street
Wanchai, Hong Kong

     Re: Asia Entertainment & Resources Ltd.
           Post-Effective Amendment No. 5 on Form F-3 to
           Registration Statement on Form F-1
           Filed May 3, 2011
           File No. 333-166860

Dear Mr. Leong:

We have received your response to our prior comment letter to you dated April 22, 2011 and have the following additional comments.

Selected Historical Consolidated and Combined Financial Information, page 5

1.   Refer to the unaudited, pro forma consolidated and combined statements of operations on page 6. Please revise your descriptive narrative to clarify the fact that you have assumed the acquisition of King's occurred on January 1 of the year ended December 31, 2010.

Unaudited Pro Forma Consolidating Statement of Operations, page 10

2.   Refer to Note (1) of the Pro Forma Adjustments on page 11. Please expand this explanation to identify, quantify and disclose the useful life of each intangible asset. The information provided should enable the reader to recompute the balance of pro forma consolidated amortization of intangibles for the year ended December 31, 2010.

Risk Factors, page 12

3.   Refer to your discussion of risks associated with goodwill and other intangibles on pages 16 and 17. Please expand your disclosure to also clearly indicate that a

significant impairment charge would have a material adverse impact upon your financial condition and results of operations.

4. Refer to your discussion of the risks associated with "the recent scrutiny involving U.S.-listed Chinese companies" on page 19. The "Risk Factors" discussion should identify the most significant factors that make your offering speculative or risky and should facilitate the reader's understanding of how you could be affected by those risks. The discussion should not present risks that could apply to any issuer or offering. Accordingly, if recent scrutiny may cause you to hire additional people to improve reporting capability and that action will decrease profitability and/or if the resulting effort to improve controls could result in management having less time to spend on operational matters, these matters should be included within your discussion of "Risk Factors." However, your current discussion appears to consist of statements that do not appropriately relate cause and effect. We refer, for example, to your representation that "If such allegations were proven to be true . . . business operations would be severely damaged and your investment in our shares could become worthless." Please revise your discussion of this risk factor to be consistent with the disclosure objectives of Item 503(c) of Regulation S-K.

Exhibits

5. Please file your profit interest agreements and gaming promoter agreements as exhibits to your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Erika Clampitt
        Fax: (212) 656-1284